UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _________________

Commission File Number:  0-21660

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.

2002 Papa Johns Boulevard

Louisville, Kentucky 40299-2334

(502) 261-7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Schedule

Years ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

401(k) Plan Committee

Papa John’s International, Inc.

We have audited the accompanying statements of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 16, 2006

Louisville, Kentucky

Papa John’s International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments at fair value:
Papa John’s International, Inc. common stock	$1,300,549	$630,356
Mutual funds	15,371,046	13,723,815
Interest bearing cash	66,144	30,829
Participant loans	794,571	810,477
Investments at contract value:
Guaranteed investment contract	2,267,505	2,567,762
Total investments	19,799,815	17,763,239

Receivables:
Contributions:
Participants	34,879	71,583
Employer	327,417	—
Interest	—	1,380
Total receivables	362,296	72,963
Total assets	20,162,111	17,836,202

Liabilities
Excess contributions refundable to participants	187,274	23
Net assets available for benefits	$19,974,837	$17,836,179

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	December 31
	2005	2004

Additions:
Investment income:
Net appreciation in fair value of investments	$1,093,325	$1,188,500
Interest and dividend income	636,036	341,919
Total investment income	1,729,361	1,530,419

Contributions:
Participants	1,897,565	2,358,302
Rollover	134,007	299,327
Employer	327,417	—
Total contributions	2,358,989	2,657,629

Deductions:
Benefits paid to participants	(1,936,642)	(2,275,914)
Administrative fees	(13,050)	(16,350)
Net increase	2,138,658	1,895,784
Net assets available for benefits at beginning of year	17,836,179	15,940,395
Net assets available for benefits at end of year	$19,974,837	$17,836,179

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2005

1. Description of Plan

Papa John’s International, Inc. (the Company) established the Papa John’s International, Inc. 401(k) Plan (the Plan) on October 1, 1995. The Plan is a defined contribution plan available to all employees of the Company and its subsidiaries, who have attained the age of twenty-one, completed one year of service and who work at least 1,000 hours annually. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2005, participants could voluntarily elect to contribute from 1 to 20 percent of annual eligible wages to their accounts within the Plan. Beginning March 1, 2006, participants may voluntarily elect to contribute from 1 to 75 percent of annual eligible wages to their accounts within the Plan. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. During 2005, the Company contributed, to participants actively employed on the last day of the plan year, an amount equal to 25 cents for every dollar contributed by the participants up to a maximum of the first 6 percent of the participants’ contributions. There was no matching contribution for the 2004 plan year.

The contributions are allocated at the direction of the participant among selected investment funds. Each fund’s investment income or loss, less any investment management fee, is allocated to participants’ accounts based on their proportionate interest in the fund. The value of participants’ accounts will fluctuate with the market value of the securities in which the fund is invested. Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions vest subject to a five-year graded vesting schedule. In order to receive vesting credit in a Plan year, participants must have had at least 1,000 hours of service in the Plan year. Vested contributions are payable upon retirement, death or disability, termination of employment, or earlier for hardship reasons. Participants may also borrow from their accounts through participant loans. Forfeited balances of terminated participants’ non-vested accounts, which approximated $17,000 at December 31, 2005, are used to reduce future Company contributions. The Summary Plan Description provides a more complete description of the Plan’s provisions.

Certain Plan professional expenses are paid directly by the Company.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Investments

Papa John’s International, Inc. common stock is stated at fair value as determined by the last reported sales price on the last business day of the plan year. Mutual funds are stated at fair value as determined by quoted market prices. Outstanding participant loan balances are stated at cost, which approximates fair value.

The Plan’s investment options include a guaranteed investment contract with MetLife, which is a benefit-responsive investment contract. MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The average yield and crediting interest rate on such investments was 4.2% in both 2005 and 2004. The crediting interest rate changes annually and is based on an agreed upon formula with the issuer. The contract is included in the accompanying financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Contributions

Contributions from participants are recorded when the Company makes payroll deductions. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value during the years as follows:

	2005	2004

Common stock	$518,424	$19,018
Mutual funds	477,425	1,080,604
Guaranteed investment contract	97,476	88,878
	$1,093,325	$1,188,500

Individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2005		2004
Common stock:
Papa John’s International, Inc.	$1,300,549		$630,356	*
Mutual funds:
Davis New York Venture Fund	3,176,102		—
Janus Adviser Mid Cap Growth Fund	2,473,662		2,300,457
Harris Associates - Oakmark International Fund II	1,631,464		1,193,700
American Beacon Small Cap Value Fund	1,618,756		—
American Funds Growth Fund of America	1,260,604		166,854	*
Harris Associates - Oakmark Equity and Income Fund II	1,222,645		—
Henssler Equity Fund	1,141,470		1,168,100
Calvert Income Fund	966,778	*	1,009,764
Janus Adviser Balanced Fund	3	*	1,023,298
Fidelity Advisor Growth & Income Fund	—		3,164,330
State Street Research Aurora Fund	—		1,680,511
Investment at contract value:
MetLife Guaranteed Investment Contract	2,267,505		2,567,762

*                    Investment balance is less than 5% of the Plan’s net assets and is presented for comparative purposes only.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 3, 2005 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Reconciliation to the Form 5500

The Form 5500, “Annual Return/Report of Employee Benefit Plan” (Form 5500), which is filed with the Department of Labor is prepared on the cash basis of accounting for the year ended December 31, 2005. The enclosed financial statements are prepared on the accrual basis of accounting. The following is a reconciliation of net assets available for benefits from the Form 5500 to the enclosed financial statements:

December 31,
2005

Net assets available for benefits per Form 5500	$19,799,815
Add: Contributions receivable from participants	34,879
Add: Contributions receivable from employer	327,417
Less: Excess contributions refundable to participants	(187,274)
Net assets available for benefits per the financial statements	$19,974,837

Schedule

Papa John’s International, Inc. 401(k) Plan

EIN:  61-1203323, Plan Number:  001

Schedule H, Line 4i-Schedule of Assets

(Held At End of Year)

December 31, 2005

Identity of Issue or Borrower	Description of Investment, Including Shares Held or Rate of Interest	Current Value

Common Stock:
Papa John’s International, Inc. (1)	43,856 shares (2)	$1,300,549

Mutual Funds:
Davis New York Venture Fund	94,246 shares	3,176,102
Janus Adviser Mid Cap Growth Fund	88,156 shares	2,473,662
Harris Associates - Oakmark International Fund II	72,833 shares	1,631,464
American Beacon Small Cap Value Fund	81,141 shares	1,618,756
American Funds Growth Fund of America	40,849 shares	1,260,604
Harris Associates - Oakmark Equity and Income Fund II	49,082 shares	1,222,645
Henssler Equity Fund	78,776 shares	1,141,470
Calvert Income Fund	57,684 shares	966,778
Pioneer High Yield Fund	48,826 shares	524,390
JP Morgan Mid Cap Value Fund	19,281 shares	448,867
American Century Ultra Fund	14,415 shares	427,837
Pioneer Oak Ridge Small Cap Growth A	10,754 shares	267,894
Harris Associates - Oakmark Fund II	3,426 shares	139,555
Alger Mid Cap Growth Fund	4,248 shares	71,019
Janus Adviser Balanced Fund	0.12 shares	3
		15,371,046
Investment Contract:
MetLife Guaranteed Investment Contract (1)	176,524 shares	2,267,505

Interest Bearing Cash	66,144 shares	66,144

Participant Loans	5.00% to 9.50% per annum	794,571
		$19,799,815

(1)             Represents party-in-interest to the Plan.

(2)             Adjusted for the two-for-one stock split, which was effective on January 13, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

Date: June 29, 2006	/s/ J. David Flanery
J. David Flanery
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Ernst & Young LLP.